SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 12 May 2005


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






                              Bank of Ireland Group

                            PRELIMINARY ANNOUNCEMENT

                         FOR THE YEAR TO 31 MARCH 2005

                                   Highlights

                                               31 March  31 March     +/-%
                                                   2005      2004
                                                   EURm      EURm

Profit on ordinary activities from continuing
operations before exceptional items               1,333     1,267       +5

Profit before taxation                            1,321     1,170      +13

Per Unit of EUR0.64 Ordinary Stock

    EPS                                          113.9c     97.2c      +17
    Alternative EPS                              114.2c    106.7c       +7
    Dividend                                      45.6c     41.4c      +10

Ratios (before exceptional items)

    Net Interest Margin                           2.01%     2.21%
    Cost/Income Ratio (excluding UKPOFS)          53.9%     54.3%
    Annual loan loss charge/average loans         11bps     14bps
    Return on Equity                              22.4%     23.7%

Balance Sheet (EURbn)

    Total Stockholders' Funds                       4.8       4.3
    Total Assets                                  126.5     106.4

Capital Ratios

    Tier 1                                         7.6%      7.2%
    Total                                         10.6%     11.3%


"Bank of Ireland performed strongly in the year to March 2005 based on the inherent strengths of our business and our significant exposure to Europe's two best performing economies. We have a clear plan to implement our strategy by improving efficiency, investing in a more flexible business model and improving business performance by exploiting our opportunities for growth."

Brian J Goggin
Group Chief Executive



Forward Looking Statement

This document contains certain forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995 with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish economy and the international capital markets, the Group's ability to expand certain of its activities, development and implementation of the Group's strategy, including the ability to achieve estimated cost reductions, competition, the Group's ability to address information technology issues and the availability of funding sources. Any forward-looking statements speak only as of the date they were made. The Bank of Ireland Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents it has filed or submitted or may file or submit to the U.S. Securities and Exchange Commission.


                             Bank of Ireland Group

                            PRELIMINARY ANNOUNCEMENT

                          FOR THE YEAR TO 31 MARCH 2005


Bank of Ireland Group reports profit on ordinary activities from continuing operations before tax and exceptional items of EUR1,333 million for the year to 31 March 2005, an increase of 5% on the previous year. Alternative earnings per share (which excludes goodwill amortisation and exceptional items) of 114.2 cent increased by 7%.

Excluding the impact of the Group's investment in the UK Post Office Financial Services, which continues to progress well in its early developmental phase, profit on ordinary activities from continuing operations before tax and exceptional items increased by 10% and alternative earnings per share increased by 9%.

Return on average stockholders' equity, excluding exceptional items, was 22%, the 12th consecutive year this has exceeded 20%.

The Group's strong performance is based on the inherent strengths of our business position in two of Europe's best performing economies, and a clear focused strategy designed to exploit the strongly growing dynamics in our markets. Growth in the UK economy is forecast to be well above the Euro area. The Irish economy is continuing to outperform with annual growth of about 6% forecast for the medium term. Consumer spending, underpinned by strong employment growth, low inflation and interest rates, and together with favourable demographics, are the key drivers of this growth. This benign economic background will continue to drive the strong momentum evident in our businesses in our home market.

We made significant progress during the course of the year in our stated objective of stepping up the implementation of our business strategy. The strategy of the Group is based on geographical and business diversification and is aimed at maximising the return from our leading position in the Irish market, substantially reshaping and growing our business in the UK and developing our portfolio of international, niche skill-based businesses. To realise the full potential of this growth and expansion strategy we are implementing a major strategic transformation programme designed to reduce our costs while beginning to build a consolidated operating model. This will transform our support services and retail manufacturing infrastructure and will ensure we have the efficiency and flexibility to enhance our competitiveness and to capitalise on growth opportunities.

The immediate priorities under this programme consist of specific initiatives in our retail business in Ireland, the streamlining of Group support services and the consolidation of processing activities currently dispersed throughout the Group. Through this initiative we will achieve an annual reduction in costs of EUR120 million over the next four years. A reduction of 2,100 in the Group's staff numbers will result from this programme. The estimated rationalisation and implementation costs associated with this programme will amount to EUR210 million over the period in addition to capital expenditure of EUR40 million. A provision of EUR117 million has been provided in the results to 31 March 2005.

The achievement of this transformation initiative is a key component of our strategy of building a more competitive business capable of maximising the returns from our existing markets and enabling us to exploit considerable growth opportunities.

In the twelve months to March 2005, Group income and cost growth were in line, excluding the impact of our investment in the UK Post Office joint venture. This outcome reflects a significant achievement in the second half of the year where, through an improved focus on efficiency, we reversed a negative 2% cost/income gap at the half year to September 2004. The cost/income ratio for the year of 53.9% was slightly lower than the corresponding year.

The Group net interest margin declined from 2.21% to 2.01% in the year to 31 March 2005 due mainly to balance sheet growth and higher associated wholesale borrowings, the impact of the low interest rate environment on liability spreads together with the back book repricing of residential mortgages in the UK, and some margin pressure due to competition.

We also made significant progress in resolving the issues facing us in our UK business. During the year we sold our financial advice business, Chase de Vere. Having concluded that the non-mortgage elements of Bristol & West (i.e. the physical branch network and associated deposit base) were not strategically core, we have received a number of expressions of interest for this business. The UK market is a key focus of growth for the Group where our strategy is to continue the strong development of our business banking activities, maximise our position in the mortgage market and drive growth in our consumer banking business primarily through the development of our relationship with the UK Post Office and our retail branches in Northern Ireland.

It is a key priority of our business strategy to accelerate growth in our international businesses. We made good progress in this regard during the year against our targets of building high quality, sustainable earnings streams.

Our Asset Management business, which accounts for 7% of divisional profits, is facing challenges primarily related to the relative underperformance of the North American EAFE product with consequent mandate losses. Bank of Ireland Securities Services (BOISS) and Iridian are both performing well. We have taken steps to strengthen Bank of Ireland Asset Management (BIAM) principally through a number of high-calibre senior appointments to our investment team. BIAM is determined to remain the most successful Irish-owned fund management business. While BIAM's trajectory of profit growth will be impacted in the short term, we are confident that our asset management business will recover in the medium term to contribute positively to the growth in Group performance.

Asset quality remains strong. Excluding the benefit of the special loan loss release of EUR100 million the charge for loan losses was EUR79 million for the year, after a reduction in general provisions, and represents 11 bps of average lending.

Competitive differentiation based on quality customer service will continue to be a defining characteristic of Bank of Ireland as we go forward. We have a strong tradition in this regard but we need to redouble our efforts in an increasingly competitive environment and I am committed to putting in place the people and processes that will ensure we achieve a real, measurable difference in this area. Quality service means innovation around customer needs, consistent delivery and full and rapid recovery when things go wrong. As a tangible indication of our intent to improve the customer experience we are putting additional staff into our front-line retail operations in Ireland, even as we become more efficient and reduce the scale of our overall workforce. This is being supplemented by ongoing programmes, continuing investment in branch upgrades and actions designed to deliver on quality service to our customers.

At Bank of Ireland we are fortunate to have employees who consistently show the commitment to customers that underpins the long-term sustainability of our business. The relationship between our employees and the organisation is reflected in the consistently upward trend in our employee engagement scores as independently measured over recent years. I would like to thank our employees for their contribution to the continuing strong performance of the Group. As we move forward through a period of major change for the Group, we are committed to managing this change to the same high standards we have always demonstrated as a quality employer.

Bank of Ireland Group has a clear strategic vision for the sustainable development of its business. Recognising a changing environment, the implementation of this strategy is being significantly stepped up so we can build on our fourteenth successive year of profit growth.


Outlook

We have a focused strategy underpinned by a clear plan to step up its implementation by improving efficiency, investing in a more flexible business model and exploiting our opportunities for growth. Strong economic performance in our major markets provide a basis for optimism for business prospects in the coming year.

Business Performance*

                                                  31 March 2005  31 March 2004
                                                           EURm           EURm

Retail Republic of Ireland                                  490            419
Bank of Ireland Life                                        135            147
Wholesale Financial Services                                407            371
UK Financial Services                                       388            373
Asset Management Services                                   115            125
UK Post Office Financial Services                          (55)            (3)
Group & Central                                           (128)          (115)
Grossing up                                                (19)           (50)

Profit on ordinary activities from continuing
operations before taxation and exceptional items          1,333          1,267

* The results as presented in the preliminary announcement have been prepared under Irish GAAP. All listed companies must produce Group financial statements compiled under IFRS for financial years beginning on, or after, 1 January 2005. The Bank of Ireland Group will therefore produce full IFRS consolidated financial statements for the year ending 31 March 2006.

Retail Republic of Ireland

Pre-tax profits in the Republic of Ireland increased by EUR71 million or 17% to EUR490 million. This was an excellent performance reflecting very strong income growth, good cost control and very satisfactory asset quality.

The continuing strength of the Irish economy and our competitive capability in the domestic market resulted in excellent growth in volumes and product sales as well as market share gains.

Lending volumes grew strongly, rising by 24%. The mortgage market remained buoyant through the year and our year-end mortgage balances were up 27%. Growth in other lending accelerated as the year progressed and balances were up 21% at the year end, with lending to the business sector higher by 23%. Resources volumes performed very well with year-end growth of 12%, and market share increasing.

Net interest income rose by 12%. Net interest margin contracted by 34 basis points. This was partly due to some narrowing of product margins but mainly reflected rapid balance sheet growth and associated higher wholesale borrowings together with the impact of the low interest rate environment on liability spreads.

Non-interest income rose by 5% with foreign exchange and other fee income being significant contributors to the growth. Total Income increased by 10% over the corresponding period. The loan loss charge was EUR2 million lower than in the previous year, and as a percentage of advances was down 5bps at 18bps. Costs rose by 7%. Higher salary, depreciation and information technology costs were partly offset by savings in other areas.

Bank of Ireland Life

Bank of Ireland Life, the Group's life and pensions business, recorded a strong performance in the financial year. Operating profits grew by 17% due to good sales growth, with market share increasing by 3% to 24% based on industry new business returns. Profit before tax was lower than the prior year due to a lower investment variance and the impact of a change in the discount rate on the prior year outturn.

Bank of Ireland Life results are summarised below:

                                           31 March     31 March
                                               2005         2004
                                               EURm         EURm

New business contribution                        59           51
Profit from existing business
-         expected return                        59           54
-         experience variances                   18           14
-         operating assumption changes            4            5
Return on shareholder funds                       5            8
Less inter-company payments                    (26)         (30)
Operating profit                                119          102

Investment variance                              16           26
Effect of economic assumption changes             -           19

Profit before Tax                               135          147

The growth in the new business contribution reflects strong new business volumes, allied to a tight focus on cost management. The Company is continuing to invest in its core IT platforms to ensure it maintains its strong competitive position.

The positive experience variances reflects the better than expected embedded value assumptions.

The Company's commitment to excellent customer service and its superior long-term investment track record ensure that it is well positioned in a market with considerable future potential.

Wholesale Financial Services

Profit before tax for the year to March 2005 of EUR407 million is 10% ahead of the previous year. The Division has benefited from significant growth in lending volumes and fee based income, in addition to another very strong performance by First Rate Enterprise's Joint Venture with the UK Post Office.

Income (including share of Joint Venture) is 11% ahead, with cost growth higher at 13%, reflecting investment costs in our domestic and international businesses. These include the costs of hiring extra revenue generating personnel in Corporate Banking, Global Markets and Davy and other initiatives including the successful ACS (covered bond) programme. Credit quality is strong, with the loan loss charge expressed as a percentage of average lending volumes, at 26bps, the same level as last year.

Corporate Banking reported an excellent result, buoyed by strong lending growth and fee income. This reflects our strong franchise in the domestic corporate banking market, and our chosen niche international markets, including acquisition finance and project finance.

Corporate Banking's results include three months contribution from Burdale, a leading UK based comprehensive asset based lender which was acquired in early January 2005 and which has been fully integrated into Corporate Banking.

Trading conditions for Global Markets have been challenging and the business reported a good performance, underpinned by increased customer business. Davy has enjoyed an excellent year.

UK Financial Services
(In Local Currency)

Profit before tax and exceptional items at GBP265 million for the year to 31 March 2005 is 2% higher than the previous year.

The loan book growth was strong across the Division, up 12% to GBP25 billion, while resources increased by 2%. Total income was 2% lower, primarily as a result of tighter margins resulting from the mortgage back book re-pricing and challenges in Chase de Vere and the Bristol and West branch network. The results include a release of GBP10 million from the non designated specific provision
(NDSP) arising on the transfer of the commercial asset book to another part of the Bank of Ireland Group. Costs were flat and were tightly controlled through the Business Improvement Programme, which has exceeded expected cost savings for the year.

Profits in our mortgage business decreased year on year as a result of back book re-pricing. The loan book increased by 9% during a year when the introduction of new mortgage regulation impacted the writing of new business. The quality of the mortgage book remains very strong, and arrears across all sectors continue to run at lower levels than the industry average.

Business Banking profits increased by 19% reflecting strong growth in volumes and include the benefit of the GBP10m release from the non designated specific provision (NDSP). Loan book growth of 19% has been achieved whilst maintaining strong asset quality standards. Resource balances have increased 8% over the previous year.

Our strategy in Consumer Banking is now focused on developing the full potential of our investment in the UK Post Office Financial Services venture. The sale of the financial advice business, Chase de Vere, was concluded in March 2005, and having concluded that the non-mortgage elements of Bristol & West (i.e. the physical branch network and associated deposit base) were not strategically core, we have received a number of expressions of interest for this business.

Asset Management Services

The Asset Management Services division, which incorporates the Group's asset management and securities services businesses, saw pre-tax profits fall by 8% to EUR115 million over the same period last year.

BIAM experienced specific challenges relating to the relative investment performance of specialist North American EAFE equity mandates with consequent client losses. Assets under management in BIAM fell to EUR46.9 billion at 31 March 2005 compared to the prior year level of EUR57.5 billion, a decrease of EUR10.6 billion.

Assets under management in Iridian increased by 5% to $10.3 billion at 31 March 2005 and the company's relative investment performance continues to be very strong.

Bank of Ireland Securities Services (BOISS), the custody and fund administration business continues to perform well and experienced strong profit growth over the same period last year.

Group & Central

Group & Central which comprises earnings on surplus capital, unallocated central & support costs and some small business units had a net cost in the year to 31 March 2005 of EUR128 million, compared to EUR115 million for the corresponding period.

Total Income is in line with last year, with higher business income at the centre offset by the funding cost of the Group's investment in the UK Post Office Financial Services venture, and the additional funding cost of the share buy back programme.

Total costs are higher due to increased compliance spend together with higher staff costs, and costs associated with business growth.



FINANCIAL REVIEW

Analysis of Results

The Group Profit and Loss account for the years ended 31 March 2005 and 2004 are set out below.

                                    Continuing Exceptional       Total      Total
                                    Operations       Items
                                        before
                                   Exceptional
                                          Item
                                      31 March    31 March    31 March   31 March
                                          2005        2005        2005       2004
                                   EUR million EUR million EUR million EUR million

Net Interest Income                      1,898           -       1,898      1,744
Other Income                             1,275           -       1,275      1,234
Total Operating Income                   3,173           -       3,173      2,978
Income from associated
undertakings and joint ventures             46           -          46         29
Operating Expenses                       1,807         117       1,924      1,654
Loan Losses                                 79       (100)        (21)         86
Profit on ordinary activities
before exceptional items                 1,333        (17)       1,316      1,267
Exceptional items                            -           5           5       (97)
Profit before taxation                   1,333        (12)       1,321      1,170

Net Interest income has grown by 9% to EUR1,898 million for the year to 31 March 2005.

  Average Earning Assets                            Net Interest Margin
                                                  (including grossing up)
  31 March   31 March 2004                       31 March 2005   31 March
    2005                                                           2004
EUR million   EUR million                               %            %

    57.5         47.9            Domestic            2.24          2.43
    37.7         32.8             Foreign            1.65          1.87
    95.2         80.7                                2.01          2.21

The average earning assets for the Group have increased to EUR95.2 billion during the year which represents strong growth of 18% on the corresponding period, with the Group's net interest margin declining by 20bps from 2.21% to 2.01% during the same period. The domestic margin was down 19bps on the prior year as the change in balance sheet funding mix to accommodate the growth in assets and low interest rate environment continue to impact the domestic margin with some margin pressure arising from competition. The foreign margin was 22bps lower with the continued back book re-pricing of residential mortgages in the UK being the key driver.

Other Income has increased to EUR1,275 million, an increase of 3% on the prior year. Strong fee income growth in Corporate Banking, an excellent performance from Davy together with increased sales of Group products in Retail Financial Services Ireland underpinned strong core growth within the Group. The prior year had the benefit of an additional EUR29 million income in the Life business due to a discount rate change and higher investment gains due to a better stock market performance. The challenges facing BIAM have also had an impact, with other income falling EUR14 million in the year to March 2005 against the corresponding period last year.

Income from associated undertakings and joint ventures increased by EUR17 million to EUR46 million, with the First Rate joint venture performing very strongly during the year to March 2005.

Total income has grown by 6.5% year on year to March 2005.

Asset Quality remains strong. Excluding a special loan loss release of EUR100m, the charge for loan losses was EUR79 million for the year, a reduction of EUR7 million over the preceding period and represents 11bps of average lending. Balances under Provision stood at EUR335 million at 31 March 2005 (EUR375 million at 31 March 2004). Total provisions at 31 March 2005 stood at EUR319 million following a special writeback of EUR100 million (EUR472 million at 31 March 2004). The coverage ratio stands at 95% compared with 126%, the reduction being attributable to the release of EUR100m loan loss writeback.

Excluding the impact of the Group's investment in the UK Post Office Financial Services, total operating expenses from continuing operations have increased by 6% to EUR1,753 million for the year to March 2005, and have benefited from rationalisation savings in UKFS. Key drivers of the cost growth during the year were wage inflation and performance-related payments, an increase in compliance spend and higher investment costs as we seek to expand our expertise in certain niche lending markets and improve operating efficiency. The Cost/Income Ratio was 53.9% for March 2005 and is a slight improvement on the March 2004 ratio of 54.3%. Including the Group's investment in UK Post Office Financial Services which contains a high level of start up related costs, operating expenses from continuing operations have increased by 9%.

The Group has provided EUR117 million for the Strategic Transformation Programme initiative announced in our Trading Update on 22 March 2005. A review of the loan loss provision has taken place and in light of the favourable economic conditions and the strong quality of assets, a special release of EUR100 million of loan loss provisions has been made. The results for the 12 months to March 2005 include EUR5 million of exceptional profits with the disposal of non core activities more than offsetting restructuring costs within UKFS. These items have been excluded from the Groups alternative earnings per share calculation for March 2005.

Effective Rate of Tax

The effective tax rate is 18%. The standard Irish corporation tax rate of 12.5% has been impacted by higher tax rates in foreign jurisdictions and the levy on bank profits introduced by the Irish Government in December 2002. The current year includes a charge of EUR26 million (2004: EUR26 million) in respect of this levy.

Group Balance Sheet

The Group balance sheet has increased from EUR106 billion to EUR126 billion and the Group capital ratios remain strong with a Tier 1 ratio of 7.6% and Total Capital Ratio of 10.6%.

ROE

Return on Equity before exceptional items was 22.4% for the year.

Dividend

The Directors have recommended a final dividend of 29.0 cent. The recommended final dividend together with the interim dividend of 16.6 cent paid in January 2005 results in a total of 45.6 cent for the year to 31 March 2005 an increase of 10% on prior year.

The Group operates a progressive dividend policy based on the medium term outlook as well as earnings in any particular year. Total dividend for the year is covered 2.5 times (40% payout ratio) compared to 2.6 times (39% payout ratio) in the previous year.

The final dividend will be paid on or after 15 July 2005 to Stockholders who are registered as holding ordinary stock at the close of business on 17 June 2005.

Annual General Court

The Annual Report and Accounts and the Notice of the Annual General Court of Proprietors will be posted to Stockholders on 7 June 2005 and the Annual General Court will be held on 6 July 2005.

Brian J Goggin
Group Chief Executive
11May 2005

For further information:

+----------------------+-------------------------+--------------------------+
|                      |                         |                          |
|    John O'Donovan    |    Geraldine Deighan    |       Dan Loughrey       |
|Group Chief Financial |  Head of Group Investor | Head of Group Corporate  |
|       Officer        |Relations +353 1 604 3501|      Communications      |
|   +353 1 632 2054    |                         |     +353 1 604 3833      |
+----------------------+-------------------------+--------------------------+





BANK OF IRELAND
Group Profit and Loss Account For the Year Ended 31 March 2005

                                            Continuing Exceptional      Total      Total
                                            Operations       Items
                                                before
                                           Exceptional
                                                 Items
                                                  2005        2005       2005       2004

                                     Notes        EURm        EURm       EURm       EURm
INTEREST RECEIVABLE

Interest receivable and similar income             418           -        418        331
arising from debt securities
Other interest receivable and            5       3,761           -      3,761      3,300
similar income

INTEREST PAYABLE                                 2,281           -      2,281      1,887
                                            ----------  ---------- ---------- ----------

NET INTEREST INCOME                              1,898           -      1,898      1,744

Fees and commissions receivable                  1,200           -      1,200      1,134
Fees and commissions payable                     (199)           -      (199)      (200)
Dealing profits                                     66           -         66         73
Contribution from the life                         161           -        161        177
assurance business
Other operating income                   6          47           -         47         50
                                            ----------  ---------- ---------- ----------
TOTAL OPERATING INCOME                           3,173           -      3,173      2,978

Administrative expenses                  7       1,621         117      1,738      1,471
Depreciation and amortisation                      186           -        186        183
                                            ----------  ---------- ---------- ----------
Operating profit before PRovisions               1,366         117      1,249      1,324

Provision for bad and doubtful          13          79       (100)       (21)         86
debts
                                            ----------  ---------- ---------- ----------
OPERATING PROFIT                                 1,287        (17)      1,270      1,238

Income from associated undertakings                 46           -         46         29
and joint ventures
                                            ----------  ---------- ---------- ----------
Profit on ordinary activities
before exceptional items                         1,333        (17)      1,316      1,267

Exceptional items                        8           -           5          5       (97)
                                            ----------  ---------- ---------- ----------
PROFIT BEFORE TAXATION                           1,333        (12)      1,321      1,170
                                                ======      ======
Taxation                                 9                              (241)      (208)

                                                                   ---------- ----------
PROFIT AFTER TAXATION                                                   1,080        962
                                                                       ======     ======



                                                                  2005      2004
                                                       Notes      EURm      EURm
PROFIT AFTER TAXATION                                            1,080       962

Minority interests : equity                                        (7)        13
                   : non equity                                      6         6
Non-cumulative preference stock dividends                 10         8         8
                                                             --------- ---------
PROFIT ATTRIBUTABLE TO THE
ORDINARY STOCKHOLDERS                                            1,073       935

Transfer to capital reserve                               16        48        62
Ordinary dividends                                        10       442       400
                                                             --------- ---------
PROFIT RETAINED FOR THE YEAR                                       583       473
                                                                ======    ======
Earnings per unit of EUR0.64 Ordinary Stock               11    113.9c     97.2c
                                                                ======    ======
Diluted Earnings per unit of EUR0.64 Ordinary Stock       11    112.9c     96.6c
                                                                ======    ======
Alternative Earnings per unit of EUR0.64 Ordinary         11   114.2c*    106.7c
Stock
                                                                ======    ======
* excl. Exceptional Items and Goodwill amortisation.



BANK OF IRELAND
GROUP BALANCE SHEET                                              AT 31 MARCH 2005
                                                                    The Group
                                                                    2005       2004
ASSETS

                                                        Notes       EURm       EURm

Cash and balances at central banks                                 1,600      1,397
Items in the course of collection from other banks                   560        584
Central government and other eligible bills                           92        211
Loans and advances to banks                                        7,783      7,753
Loans and advances to customers                            12     79,917     67,540
Securitisation and loan transfers                                    344        593
Less: non returnable amounts                                       (328)      (504)
                                                                      16         89
Debt securities                                                   21,321     15,676
Securitisation                                                       207        243
Less: non returnable amounts                                       (188)      (224)
                                                                      19         19
Equity shares                                                         52         64
Interests in associated undertakings                                  17         14
Interests in joint ventures
- share of gross assets                                              153        190
- share of gross liabilities                                        (92)       (73)
- goodwill                                                             -        126
                                                                      61        243
Intangible fixed assets                                              316        147
Tangible fixed assets                                              1,236      1,268
Other assets                                                       4,075      3,767
Prepayments and accrued income                                       870        690
                                                              ---------- ----------
                                                                 117,935     99,462
Life assurance assets attributable to policyholders                8,529      6,969
                                                              ---------- ----------
                                                                 126,464    106,431
LIABILITIES                                                       ======     ======

Deposits by banks                                                 20,254     17,060
Customer accounts                                                 60,265     54,395
Debt securities in issue                                          20,539     12,917
Items in the course of transmission to other banks                   230        230
Other liabilities                                                  6,269      5,676
Accruals and deferred income                                         770        621
Provisions for liabilities and charges
- deferred taxation                                                   72         66
- other                                                              321        221
Subordinated liabilities                                           4,086      3,682
Minority interests
- equity                                                              62         54
- non equity                                                          73         76

Called up capital stock                                    15        663        679
Stock premium account                                      16        765        767
Capital reserve                                            16        561        498
Profit and loss account                                    16      2,772      2,281
Revaluation reserve                                        16        234        239

                                                                   4,995      4,464
Own shares held for the benefit of life assurance                  (206)      (183)
policyholders
                                                              ---------- ----------
Stockholders' funds including non equity interests                 4,789      4,281
                                                              ---------- ----------
Life assurance liabilities attributable to                         8,734      7,152
policyholders
                                                              ---------- ----------
                                                                 126,464    106,431



                                                                       The Group
                                                                     2005       2004
                                                         Notes       EURm       EURm

MEMORANDUM ITEMS


Contingent liabilities

Acceptances and endorsements                                           34         33
Guarantees and assets pledged as collateral security                1,268      1,291
Other contingent liabilities                                          643        494
                                                               ---------- ----------
                                                       18           1,945      1,818
                                                                   ======     ======

Commitments                                            18          29,296     25,235
                                                                   ======     ======



BANK OF IRELAND
OTHER PRIMARY STATEMENTS FOR THE YEAR ENDED 31 MARCH 2005

NOTE OF HISTORICAL COST PROFIT AND LOSS

There is no significant difference between the results as disclosed in the profit and loss account and the results on an unmodified historical cost basis.

                                                                      The Group
                                                                      2005       2004

                                                          Notes       EURm       EURm

  RECONCILIATION OF MOVEMENT IN STOCKHOLDERS' FUNDS


At 1 April                                                           4,281      4,034
Profit attributable to the ordinary stockholders                     1,073        935
Dividends                                                    10      (442)      (400)
                                                                ---------- ----------
                                                                     4,912      4,569
Revaluation of property                                                  -         59
Exchange adjustments                                                 (108)         62
Re-issue of treasury stock under employee stock           15,16          7         25
schemes
Ordinary stock buyback and held as Treasury stock         15,16          -      (377)
Movement in cost of own shares held for benefit of                    (23)       (57)
Life Assurance policyholders
Reissue of treasury stock previously held by                             1          -
subsidiary
                                                                ----------  ---------
At 31 March                                                          4,789      4,281
                                                                    ======     ======
Stockholders' funds:
Equity                                                               4,724      4,215
Non equity                                                              65         66
                                                                ---------- ----------
                                                                     4,789      4,281
                                                                    ======     ======



                                                                     The Group
                                                                     2005       2004

                                                         Notes       EURm       EURm

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

Profit attributable to the ordinary stockholders                    1,073        935
Revaluation of property                                                 -         59
Exchange adjustments                                     15,16      (108)         62
                                                               ---------- ----------
Total recognised gains for the year                                   965      1,056
                                                                   ======     ======



BANK OF IRELAND
GROUP CASH FLOW STATEMENT FOR THE YEAR ENDED 31 MARCH 2005
                                                                     The Group
                                                                     2005       2004

                                                                     EURm       EURm

Net cash flow from operating activities                             5,681      3,664

Dividend received from joint venture                                   14          7
Returns on investment and servicing of finance                      (258)      (190)
Taxation                                                            (155)      (201)
Capital expenditure and financial investment                      (4,287)    (2,875)
Acquisitions and disposals                                             73      (179)
Equity dividends paid                                               (417)      (381)
Financing                                                             462        609
                                                               ---------- ----------
Increase/(decrease) in cash in the year                             1,113        454
                                                                   ======     ======

BANK OF IRELAND
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2005

1 Basis of Accounting and Accounting Policies

The accounting policies as set out on pages 51 to 54 in the Report and Accounts for the year ended 31 March 2004 are unchanged.

2 RATES OF EXCHANGE

The principal rates of exchange used in the preparation of the accounts are as follows:

               31 March 2005          31 March 2004
            Average     Closing    Average     Closing

EUR/US$     1.2647      1.2964      1.1796     1.2224
EUR/StgGBP  0.6834      0.6885      0.6926     0.6659

3 SEGMENTAL ANALYSIS

(a) Geographical segment                          2005
                         Republic  United  Rest  Continuing Exceptional
                               of Kingdom    of  Operations       Items    Total
                          Ireland         World      before
                                                Exceptional
                                                      Items
                             EURm    EURm  EURm        EURm        EURm     EURm


Turnover                    2,301   3,206   192       5,699           -    5,699
                            =====   =====  ====       =====        ====    =====

Profit on ordinary
activities before             990     326    36       1,352        (17)    1,335
exceptional items
                            =====   =====  ====       =====
Exceptional items                                                     5        5
Grossing up (1)                                                       -     (19)
                                                               -------- --------
Profit before taxation                                             (12)    1,321
                                                                  =====    =====
Net assets                  2,780   1,519   490       4,789           -    4,789
                            =====   ===== =====       =====        ====    =====

Total assets (2)          108,395  50,446 4,262     163,103           -  163,103
                            =====   ===== =====       =====        ====    =====


3 SEGMENTAL ANALYSIS (continued)

(a) Geographical segment                           2004
                                   Republic    United   Rest of
                                         of   Kingdom     World     Total
                                    Ireland
                                       EURm      EURm      EURm      EURm


Turnover                              2,658     2,283       153     5,094
                                      =====     =====      ====     =====

Profit before exceptional items         936       340        41     1,317
                                      =====     =====      ====
Exceptional items                                                    (97)
Grossing up (1)                                                      (50)
                                                                 --------
Profit before taxation                                              1,170
                                                                    =====
Net assets                            2,422     1,399       460     4,281
                                      =====     =====     =====     =====

Total assets (2)                     91,249    52,158     2,410   145,817
                                      =====     =====     =====     =====




                                                                2005
(b) Business                                                          UK Post           Continuing  Exceptional
class              Retail           Wholesale         UK      Asset    Office    Group  Operations        Items
                 Republic      BOI  Financial  Financial Management Financial      and      before
               of Ireland     Life   Services   Services   Services  Services  Central Exceptional               Total
                                                                                             Items
                     EURm     EURm       EURm       EURm       EURm      EURm     EURm        EURm      EURm      EURm

Net interest        1,018        -        302        605          4         6     (23)       1,912         -     1,912
income
Other income          304      135        339        241        252         1        8       1,280         -     1,280
               ----------   ------ ---------- ---------- ----------   -------  -------     -------   ------- ---------
Total               1,322      135        641        846        256         7     (15)       3,192         -     3,192
operating
income
Administrative        778        -        249        472        141        54      113       1,807       117     1,924
expenses
Provision for
bad and                51        -         38       (14)          -         4        -          79     (100)      (21)
doubtful debts
               ---------- -------- ---------- ---------- ----------  --------  -------     -------   ------- ---------
Operating             493      135        354        388        115      (51)    (128)       1,306      (17)     1,289
Profit
Income from
associated
undertakings          (3)        -         53          -          -       (4)        -          46         -        46
and joint
ventures
               ---------- -------- ---------- ---------- ----------  -------- --------     -------   ------- ---------
                      490      135        407        388        115      (55)    (128)       1,352      (17)     1,335
                   ======     ====    =======     ======    =======    ======   ======      ======
Exceptional                                                                                                5         5
items
Grossing up(1)                                                                                                    (19)
                                                                                                   --------- ---------
Profit before                                                                                           (12)     1,321
taxation
                                                                                                      ======     =====
Net assets          1,403      101        722      1,622        377       112      452       4,789         -     4,789
                   ======     ====    =======     ======    =======    ======   ======      ======    ======     =====
Total assets       57,609    8,977    100,369     42,836      2,980       213   17,744     230,728         -   230,728
(2)
                   ======     ====    =======     ======    =======    ======   ======      ======    ======     =====
Total Risk
Weighted           21,969        -     26,454     26,029        284         -    1,156      75,892         -    75,892
Assets
                   ======     ====    =======     ======    =======    ======   ======      ======    ======     =====


3 SEGMENTAL ANALYSIS (continued)

                                                          2004
(b) Business                                                            UK Post
class                Retail           Wholesale         UK      Asset    Office
                   Republic      BOI  Financial  Financial Management Financial  Group &
                 of Ireland     Life   Services   Services   Services  Services  Central      Total
                       EURm     EURm       EURm       EURm       EURm      EURm     EURm       EURm

Net interest            909        -        292        601          3         -     (26)      1,779
income
Other income            289      147        298        246        258         -       11      1,249
                 ----------   ------ ---------- ---------- ----------   -------  ------- ----------
Total operating       1,198      147        590        847        261         -     (15)      3,028
income
Administrative          724        -        221        472        136         -      101      1,654
expenses
Provision for bad and    53        -         31          2          -         -        -         86
doubtful debts
                 ---------- -------- ---------- ---------- ----------  --------  ------- ----------
Operating Profit        421      147        338        373        125         -    (116)      1,288
Income from
associated              (2)        -         33          -          -       (3)        1         29
undertakings and
joint ventures
                 ---------- -------- ---------- ---------- ----------  -------- -------- ----------
Profit before           419      147        371        373        125       (3)    (115)      1,317
exceptional
items
                     ======     ====    =======     ======    =======    ======   ======
Exceptional                                                                                    (97)
items
Grossing up(1)                                                                                 (50)
                                                                                         ----------
Profit before                                                                                 1,170
taxation
                                                                                             ======
Net assets            1,210       95        697      1,483        369         -      427      4,281
                     ======     ====    =======     ======    =======    ======   ======     ======
Total assets (2)     36,324    7,401     60,328     38,716      1,606         -   10,110    154,485
                     ======     ====    =======     ======    =======    ======   ======     ======
Total Risk           18,922        -     20,893     22,828        149         -      569     63,361
Weighted Assets
                     ======     ====    =======     ======    =======    ======   ======     ======

(1) The Group undertakes tax based transactions at rates which differ from normal market rates in return for tax relief arising from various incentives and reliefs. To assist in making valid comparison of pre-tax performance, the analysis of business unit performance is grossed up.

(2) Total assets include intra-group items of EUR36,639m (2004: EUR39,386m) in geographic segments and EUR104,264m (2004: EUR48,054m) in business class.

4 ACQUISITIONS - CURRENT YEAR

A) Burdale

On 5 January 2005, Bank of Ireland announced that its wholly owned subsidiary BOI UK Holdings Limited acquired a 100% interest in Burdale Financial Holdings Limited for a consideration of StgGBP49m (EUR70m).

As analysed below, the acquisition gave rise to goodwill of StgGBP37m (EUR52m), which has been capitalised and will be written off to the profit and loss account over the estimated useful life of 20 years.

                                                   StgGBPm     EURm

Debtors                                              145        206
Cash at Bank                                           5          7
Creditors due within one year                      (131)      (186)
                                                --------   --------
Net assets acquired                                   19         27
Goodwill                                              37         52
                                                --------   --------
                                                      56         79
                                                   =====      =====

Consideration                                         49         70
Cost of Acquisition                                    1          2
Deferred Consideration                                 6          7
                                                --------   --------
                                                      56         79
                                                   =====      =====

There were no fair value adjustments to the Balance Sheet of Burdale Financial Holdings Limited at 5 January 2005.

The profit before tax for Burdale Financial Holdings Limited from 1 January 2004 to 31 December 2004 was StgGBP6.4m (year ended 31 December 2003 StgGBP7.5m).

A summarised profit and loss account for the period from 5 January 2005 to 31 March 2005 is as follows:

                                                   StgGBPm       EURm

Income                                                 2.5        3.6
Operating expenses                                   (1.0)      (1.5)
                                                  --------   --------
Operating profit                                       1.5        2.1
                                                     =====      =====

B) Iridian

During the year the Bank acquired an additional 15% stake in Iridian Asset Management LLC ("Iridian"), increasing its stake to 76%. The acquisition gave rise to goodwill of $37.2m (EUR28.7m) which has been capitalised and will be written off over the estimated useful life of 15 years.

The Bank has the ability to acquire the remaining 24% over the subsequent 3 year period via a series of call options exercisable each year in broadly equal stakes at a pre-agreed market multiple of profits of the business at the time of purchase of each individual stake. Each year the Bank may purchase any available stakes not previously purchased.

The Iridian members have a similar series of put options applying the same price formula. The put and call options are mismatched as to timing and consequently price with yearly intervals between when the Bank can exercise each call option followed by when the members can put the corresponding stake.


The acquisition is treated as a piecemeal acquisition as, in the Directors' view, the risks and rewards of ownership over the remaining shareholding have not passed to the Bank and, given the mismatched put and call mechanism there is uncertainty as to the exercise of, and therefore the timing of, either the put or call options. In the interim the remaining members will have a continuing economic interest in Iridian, including the right to any distributions declared.

5    OTHER INTEREST RECEIVABLE AND SIMILAR INCOME                  2005       2004
                                                                   EURm       EURm
     The Group

     Loans and advances to banks                                    204        227
     Loans and advances to customers                              3,305      2,858
     Finance leasing                                                129        119
     Instalment credit                                              123         96
                                                             ---------- ----------
                                                                  3,761      3,300
                                                                 ======     ======

6   OTHER OPERATING INCOME                                         2005       2004
                                                                   EURm       EURm
    The Group

    Profit/(loss) on disposal of investment                          14        (2)
    securities
    Profit on disposal of tangible fixed assets                       8         20
    Securitisation servicing fees                                     4          6
    Other income                                                     21         26
                                                             ---------- ----------
                                                                     47         50
                                                                 ======     ======

7   OPERATING EXPENSES                                             2005       2004
                                                                   EURm       EURm
    The Group

    Staff Costs:
    - wages and salaries                                            850        817
    - social security costs                                          76         72
    - pension costs                                                  67         60
    - staff stock issue                                              23         13
    - severance packages                                              -          3
                                                             ---------- ----------
                                                                  1,016        965
    Operating lease rentals:
    - property                                                       53         46
    - equipment                                                       1          2

    Other administrative expenses                                   551        458
                                                             ---------- ----------
    Total administrative expenses                                 1,621      1,471
    Strategic Transformation Programme (1)                          117          -
                                                             ---------- ----------
                                                                  1,738      1,471
                                                             ---------- ----------
    Depreciation and amortisation:
    - freehold and leasehold property                                20         18
    - computer and other equipment                                  141        146
    - amortisation of goodwill                                       25         19
                                                             ---------- ----------
    Total depreciation and amortisation                             186        183
                                                             ---------- ----------
    Total operating expenses                                      1,924      1,654
                                                                 ======     ======


7      OPERATING EXPENSES (continued)

The charge for staff stock issue represents an amount payable to Trustees on behalf of employees to acquire an issue of Ordinary Stock as provided pursuant to the Stock Issue Schemes approved by the stockholders in 1984 and 1997. In 2005 the charge represents 3% of eligible employees' basic salary (2004: 21/2%). A fine was paid to the Financial Services Authority of StgGBP375,000 during the year.

(1) The provision of EUR117m relating to the Group's Strategic Transformation Programme includes severance related expenditure together with other implementation costs, which has been provided in accordance with Financial Reporting Standard 12 "Provisions, Contingent Liabilities and Assets". Of the provided amount, in excess of EUR80m is expected to be incurred in the 2005/06 financial year although actual expenditure timing is by necessity uncertain. Further expenditure, in addition to the current provision, is expected to be incurred in 2005/06 and in future years.

8 EXCEPTIONAL ITEMS

In the year to 31 March 2005, the exceptional items represent the following:

   - Profit of EUR31m on the sale of the Bank's 50% shareholding in EuroConex Technologies Limited to Nova EuroConex Holdings BV, a subsidiary of US Bancorp, on 29 June, 2004.
   - Implementation costs of EUR10m associated with the UKFS Business Improvement Programme.
   - Restructuring of the UK IFA Businesses

       o On 18 March 2005, the Group completed the sale of Chase de Vere Financial Solutions plc and Moneyextra Mortgages Limited to AWD plc, part of AWD Holdings AG. The sale proceeds were EUR28.4m (GBP19.4m), which after charging for certain costs and provisions associated with the disposal, has resulted in a net loss on disposal of EUR20.0m (GBP13.7m).
       o   Provisions released following the exit from leases EUR8m.

   - The write off of goodwill associated with Venson for the impairment of certain assets amounted to EUR4m.

In the year ending 31 March 2004, the exceptional items represent the following:

- the net proceeds of EUR36 million on the sale of our share in the alliance between Bank of Ireland Securities Services and State Street Bank,
- the write-off of the remainder of the goodwill associated with Chase de Vere of EUR93 million together with some provisions of EUR22 million for the impairment of certain assets in the IFA business.
- additional costs of EUR4 million incurred in relation to restructuring undertaken in previous years.
- implementation costs of EUR14 million associated with the UKFS Business Improvement Programme.

9 TAXATION
                                                                    2005       2004
     The Group
                                                                    EURm       EURm

     Current Tax

     Irish Corporation tax
         Current year                                                138        141
         Prior years                                                   2          8
     Double taxation relief                                         (19)       (19)
     Foreign tax
         Current year                                                 75         70
         Prior years                                                   3       (14)
                                                              ---------- ----------
                                                                     199        186
     Deferred Tax
     Origination and reversal of timing differences                   26         13

     Share of associated undertakings and joint ventures              16          9
                                                              ---------- ----------
                                                                     241        208
                                                                  ======     ======

9 TAXATION (continued)

The tax charge for the year, at an effective rate of 18% (2004: 17.8%) is higher than the standard Irish Corporation Tax rate mainly because of higher tax rates applying in other jurisdictions, and the levy on certain financial institutions.

                                                                   2005       2004

                                                                   EURm       EURm

     The deferred taxation charge arises from:
     Leased assets                                                  (4)        (2)
     Own assets                                                       2          7
     Short term timing differences                                   28          8
                                                             ---------- ----------
                                                                     26         13
                                                                 ======     ======

The reconciliation of current tax on profit on ordinary activities at the standard Irish Corporation tax rate to the Group's actual current tax charge for the years ended 31 March 2005 and 2004 is shown as follows:

                                                                   2005       2004

                                                                   EURm       EURm
     Profit on ordinary activities before tax multiplied by
     the standard rate of Corporate tax in Ireland of 12.5%
     (2004: 12.5%)                                                  165        146

     Effects of:

     Levy on certain financial institutions                          26         26
     Foreign earnings subject to different rates of tax              50         34
     Non-deductible goodwill                                          3         30
     Tax exempted income and income at a reduced Irish tax         (23)       (44)
     rate
     Capital allowances less than/(in excess of)                      2        (5)
     depreciation
     Other deferred tax timing differences                         (28)        (8)
     Prior year adjustments                                           5        (6)
     Share of associated undertakings and joint ventures            (6)        (4)
     Other adjustments for current tax purposes                       5         17
                                                             ---------- ----------
     Current tax charge                                             199        186
                                                                 ======     ======

10 DIVIDENDS

                                                                     2005       2004
                                                                     EURm       EURm
     The Bank

     Equity Stock:

     2005
     On units of EUR0.64 Ordinary Stock in issue
     Interim dividend 16.6c                                           160
     Proposed final dividend 29.0c                                    282

     2004
     On units of EUR0.64 Ordinary Stock in issue
     Interim dividend 14.8c                                                      143
     Final dividend 26.6c                                                        257
                                                               ---------- ----------
                                                                      442        400
                                                                   ======     ======


10 DIVIDENDS (continued)

                                                                 2005       2004
                                                                 EURm        EURm
     Non Equity Stock:

     2005
     On units of EUR1.27 of Non-Cumulative Preference Stock,
     Dividend EUR1.5237                                           5
     On units of StgGBP1 of Non-Cumulative Preference Stock,
     Dividend StgGBP1.2625                                        3

     2004
     On units of EUR1.27 of Non-Cumulative Preference Stock,
     Dividend EUR1.5237                                                        5
     On units of StgGBP1 of Non-Cumulative Preference Stock,
     Dividend StgGBP1.2625                                                     3
                                                           ---------- ----------
                                                                    8          8
                                                               ======     ======

11 EARNINGS PER UNIT OF EUR0.64 ORDINARY STOCK

a)  Basic
The calculation of basic earnings per unit of EUR0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders.

                                                           2005      2004
Profit attributable to Ordinary Stockholders          EUR1,073m    EUR935m
Weighted average number of shares in issue
excluding own shares held for the benefit of               942m      961m
life assurance policyholders

Basic earnings per share                                 113.9c     97.2c

b)  Diluted

The diluted earnings per unit of EUR0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding own shares held for the benefit of life assurance policyholders adjusted for the effect of all dilutive potential Ordinary Stock.

                                                              2005       2004
Profit attributable to Ordinary Stockholders             EUR1,073m    EUR935m

Weighted average number of shares in issue                    942m       961m
excluding own shares held
Effect of all dilutive potential Ordinary                       8m         7m
Stock
                                                        ---------- ----------
                                                              950m       968m
                                                            ======     ======
Diluted earnings per share                                  112.9c      96.6c


11 EARNINGS PER UNIT OF EUR0.64 ORDINARY STOCK (continued)

c) Alternative

The calculation of alternative earnings per unit of EUR0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders before goodwill amortisation and the exceptional items divided by the weighted average Ordinary Stock in issue. Under accounting standards shares of Bank of Ireland held by the Group's life assurance subsidiary are required to be deducted from the total number of shares in issue when calculating EPS. These shares are held for the benefit of policyholders and have been included in the weighted average number of shares for the purposes of calculating alternative earnings per share.

                                                           2005       2004
Basic                                                    113.9c      97.2c
Own shares held for benefit of life                      (2.9c)     (2.1c)
assurance policyholders
Goodwill amortisation                                      2.1c       1.6c
Exceptional items                                          1.1c      10.0c
                                                     ---------- ----------
Alternative earnings per share                           114.2c     106.7c
                                                         ======     ======

Weighted average number of shares in issue
excluding own shares held for the benefit                  942m       961m
of life assurance policyholders
Weighted average ordinary shares held for
the benefit of life assurance policyholders                 24m        19m
                                                     ---------- ----------
Weighted average ordinary shares in issue
including own shares for the benefit of                    966m       980m
life assurance policyholders
                                                         ======     ======


12   LOANS AND ADVANCES TO CUSTOMERS                             The Group

                                                                 2005       2004
                                                                 EURm       EURm
(a)  Loans and advances to customers

     Loans and advances to customers                           76,360     63,876
     Loans and advances to customers - finance leases           2,025      2,593
     Hire purchase receivables                                  1,851      1,543
                                                           ---------- ----------
                                                               80,236     68,012

     Provision for bad and doubtful debts                       (319)      (472)
                                                           ---------- ----------
                                                               79,917     67,540
                                                               ======     ======
     Repayable on demand                                        2,990      2,413
     Other loans and advances to customers by remaining
     maturity
     - 3 months or less                                         3,670      2,142
     - 1 year or less but over 3 months                         6,152      5,425
     - 5 years or less but over 1 year                         18,156     16,295
     - over 5 years                                            49,268     41,737
                                                           ---------- ----------
                                                               80,236     68,012
                                                               ======     ======
     Amounts include:
     Due from group undertakings
     - unsubordinated



13   PROVISION FOR BAD AND DOUBTFUL DEBTS                        The Group
                                                                 2005       2004
                                                                 EURm       EURm

     At 1 April                                                   472        480
     Exchange adjustments                                         (9)          7
     Charge against profits                                        79         86
     Amounts written off                                        (144)      (114)
     Recoveries                                                    21         13
     Special release                                            (100)          -
                                                           ---------- ----------
     At 31 March                                                  319        472
                                                               ======     ======

     Provisions at 31 March
     - specific                                                   181        191
     - general                                                    138        281
                                                           ---------- ----------
                                                                  319        472
                                                               ======     ======

A review of the loan loss provision has taken place and in light of the favourable economic conditions and the strong quality of assets, a special release of EUR100 million of loan loss provisions has been made.


14   CUSTOMER ACCOUNTS                                          The Group
                                                                2005       2004
                                                                EURm       EURm
     Current accounts                                         13,441     11,259
     Demand deposits                                          21,316     21,390
     Term deposits and other products                         24,836     21,098
     Other short-term borrowings                                 672        648
                                                          ---------- ----------
                                                              60,265     54,395
                                                              ======     ======

     Repayable on demand                                      32,847     29,929
     Other deposits with agreed maturity dates or periods
     of notice,
     by remaining maturity
     - 3 months or less                                       16,724     15,551
     - 1 year or less but over 3 months                        4,643      3,017
     - 5 years or less but over 1 year                         4,776      4,877
     - over 5 years                                            1,275      1,021
                                                          ---------- ----------
                                                              60,265     54,395
                                                              ======     ======



15 CAPITAL STOCK
                                                                  2005        2004
    The Bank                                                      EURm        EURm

    Authorised

    1,500m units of EUR0.64 of Ordinary Stock                      960         960
    8m units of Non-Cumulative Preference Stock of US$25           154         164
    each
    100m units of Non-Cumulative Preference Stock of StgGBP1       145         150
    each
    100m units of Non-Cumulative Preference Stock of EUR1.27       127         127
    each
                                                           ----------- -----------
                                                                 1,386       1,401
                                                               =======     =======

    Allotted and fully paid                                       2005        2004

    Equity
    943.0m units of EUR0.64 of Ordinary Stock                      604         604
    82.1m units of EUR0.64 of Treasury Stock                        52          68
    Non equity
    1.9m units of Non-Cumulative Preference Stock of StgGBP1         3           3
    each
    3.0m units of Non-Cumulative Preference Stock of EUR1.27         4           4
    each
                                                           -----------  ----------
                                                                   663         679
                                                               =======      ======



16   RESERVES                                                    The Group
                                                                        EURm
     Stock premium account
     Opening balance                                                   767
     Exchange adjustments                                              (2)
                                                                ----------
     Closing balance                                                   765
                                                                    ======
     Capital reserve
     Opening balance                                                   498
     Exchange adjustments                                              (1)
     Transfer from revenue reserves                                     48
     Reserve on cancellation of stock                                   16
                                                                ----------
     Closing balance                                                   561
                                                                    ======
     Profit and loss account
     Opening balance                                                 2,281
     Profit retained                                                   583
     Exchange adjustments                                            (104)
     Reissue of Treasury stock under employee stock schemes              7
     Reissue of Treasury stock previously held by subsidiaries           1
     Transfer from revaluation reserve                                   4
                                                                ----------
     Closing balance                                                 2,772
                                                                    ======
     Revaluation reserve
     Opening balance                                                   239
     Exchange adjustments                                              (1)
     Transfer to revenue reserve on sale of property                   (4)
                                                                ----------
     Closing balance                                                   234
                                                                    ======


17 PENSION COSTS

The Group operates a number of defined benefit pension schemes in Ireland and overseas. The schemes are funded and the assets of the schemes are held in separate trustee administered funds.

The Group has continued to account for pensions in accordance with SSAP24 and the disclosures given in (a) are those required by this standard. Accounting for pensions under FRS17 will not be mandatory for the Group until year ended 31 March 2006 and prior to this, phased transitional disclosures are required by this standard and these additional disclosures are set out in (b).

(a) SSAP 24 pension disclosures

An independent formal actuarial valuation of the Bank of Ireland Staff Pensions Fund (the main scheme) was carried out by Watson Wyatt, consulting actuaries as at 31 March 2004 using the projected unit credit method of funding. The principal assumption in the review was that the annual rate of return on investments would be 3.5 percent higher than the annual rate of increase in pensionable remuneration and in pensions in course of payment. The market value of the assets of the main scheme at 31 March 2004 was EUR2,499.8m and the value of the net assets after allowing for the expected future increases in earnings and pensions represented 105% of the benefits that had accrued to members. The surplus is being corrected by the Bank abating its full contributions to the scheme by 1.9% of salary until the next actuarial valuation which will being carried out as at 31 March 2007.


17 PENSION COSTS (continued)

Using assumptions that are identical to those adopted for funding purposes, with the exception that the rate of return for calculating the regular charge would be 4.0 percent higher than the annual rate of increase in pensionable remuneration and in pensions in course of payment, the accounting treatment adopted in accordance with SSAP24 is as follows:-

   - The actuarial surplus is being spread over the average remaining service lives of current employees;
   - a provision of EUR130m (2004: EUR141m) in regard to the main scheme is included in the accounts being the excess of the accumulated pension charge over the amount funded;
   - the amortisation of the surplus gives rise to a net cost of EUR48m in relation to the main scheme, compared to a net cost of EUR36m in 2004.

The total charge for the Group in respect of the year ended 31 March 2005 was EUR67m in (2004: EUR60m).

Watson Wyatt have made an approximate valuation of the Bank of Ireland Staff Pensions Fund as at 31 March 2005. The actuary considers that the methodology used for the formal valuation as at 31 March 2004 continues to appropriate. The approximate valuation discloses that the value of assets after allowing for expected future increase in earnings and pensions represented 104% of the benefits that have accrued to members. The actuary has recommended that the existing funding programme be maintained until the results of the next formal valuation of the Fund, which will be made as at 31 March 2007, are available.

(b) FRS 17 Pension disclosures

The additional disclosures required by FRS 17 in relation to the defined benefit plans in the Group are set out below.

+---------------------------------+--------------+--------------+-------------+
|Major assumptions                |     2005     |     2004     |     2003    |
|                                 |   Weighted   |   Weighted   |   Weighted  |
|                                 |   average    |   average    |   average   |
|                                 |      %       |      %       |      %      |
+---------------------------------+--------------+--------------+-------------+
|Rate of general increase in      |     3.09     |     3.08     |     3.29    |
|salaries                         |              |              |             |
+---------------------------------+--------------+--------------+-------------+
|Rate of increase in pensions in  |     2.64     |     2.66     |     2.91    |
|payment                          |              |              |             |
+---------------------------------+--------------+--------------+-------------+
|Rate of increase to deferred     |     2.25     |     2.25     |     2.50    |
|pensions                         |              |              |             |
+---------------------------------+--------------+--------------+-------------+
|Discount rate for scheme         |     4.85     |     5.50     |     5.50    |
|liabilities                      |              |              |             |
+---------------------------------+--------------+--------------+-------------+
|Inflation rate                   |     2.25     |     2.25     |     2.50    |
+---------------------------------+--------------+--------------+-------------+

The expected long term rates of return and market value of the assets of the material defined benefit plans at 31 March 2005, 31 March 2004 and 31 March 2003 were as follows:-

+------------------+--------------------+-----------------+-----------------+-+
|                  |   31 March 2005    |  31 March 2004  |  31 March 2003  | |
|                  |                    |                 |                 | |
+------------------+-----------+--------+--------+--------+--------+--------+-+
|                  |     Market|Expected|  Market|Expected|  Market| Expected |
|                  |      value|  long  |   value|  long  |   value|long term |
|                  |       EURm|  term  |    EURm|  term  |    EURm|          |
|                  |           |        |        |        |        | rate of  |
|                  |           |rate of |        |rate of |        |  return  |
|                  |           | return |        | return |        |          |
+------------------+-----------+--------+--------+--------+--------+----------+
|Equities          |      2,181|  7.8%  |   2,048|  7.5%  |   1,734|   9.0%   |
+------------------+-----------+--------+--------+--------+--------+----------+
|Bonds             |        753|  4.1%  |     668|  4.8%  |     464|   4.2%   |
+------------------+-----------+--------+--------+--------+--------+----------+
|Property          |        402|  6.8%  |     363|  6.5%  |     337|   8.0%   |
+------------------+-----------+--------+--------+--------+--------+----------+
|Other             |         88|  3.5%  |      38|  4.0%  |      73|   4.0%   |
+------------------+-----------+--------+--------+--------+--------+----------+
|                  |   --------|        |--------|        |--------|          |
+------------------+-----------+--------+--------+--------+--------+----------+
|Total market value|           |        |        |        |        |          |
|of schemes' assets|      3,424|        |   3,117|        |   2,608|          |
+------------------+-----------+--------+--------+--------+--------+----------+
|                  |   --------|        |--------|        |--------|          |
+------------------+-----------+--------+--------+--------+--------+----------+
|Present value of  |           |        |        |        |        |          |
|schemes'          |      4,293|        |   3,508|        |   3,407|          |
|liabilities       |           |        |        |        |        |          |
+------------------+-----------+--------+--------+--------+--------+----------+
|                  |   --------|        |--------|        |--------|          |
+------------------+-----------+--------+--------+--------+--------+----------+
|                  |           |        |        |        |        |          |
+------------------+-----------+--------+--------+--------+--------+----------+
|                  |       EURm|        |    EURm|        |    EURm|          |
+------------------+-----------+--------+--------+--------+--------+----------+
|Aggregate deficit |      (869)|        |   (391)|        |   (800)|          |
|in schemes        |           |        |        |        |        |          |
+------------------+---+-------+--------+--------+--------+--------+----------+
|Aggregate surplus in  |      -|        |       -|        |       1|          |
|schemes               |       |        |        |        |        |          |
+------------------+---+-------+--------+--------+--------+--------+----------+
|                  |   --------|        |--------|        |--------|          |
+------------------+-----------+--------+--------+--------+--------+----------+
|Overall deficit in|      (869)|        |   (391)|        |   (799)|          |
|schemes           |           |        |        |        |        |          |
+------------------+-----------+--------+--------+--------+--------+----------+
|                  |           |        |        |        |        |          |
+------------------+------+----+--------+--------+--------+--------+----------+
|Related deferred tax     | 130|        |      59|        |     118|          |
|asset/(liability)        |    |        |        |        |        |          |
+------------------+------+----+--------+--------+--------+--------+----------+
|                  |   --------|        |--------|        |--------|          |
+------------------+-----------+--------+--------+--------+--------+----------+
|Net pension       |      (739)|        |   (332)|        |   (681)|          |
|liability         |           |        |        |        |        |          |
+------------------+-----------+--------+--------+--------+--------+----------+
|                  |      =====|        |   =====|        |   =====|          |
+------------------+---+--+----+--------+--------+--------+--------+--------+-+
+------------------+---+--+----+--------+--------+--------+--------+--------+-+

17 PENSION COSTS (continued)

If the above amounts had been recognised in the accounts, the net assets and profit and loss account reserves, would be as follows:-

+-----------------------------------------+------------+------------+
|                                         |    31 March|    31 March|
|                                         |        2005|        2004|
+-----------------------------------------+------------+------------+
|                                         |        EURm|        EURm|
+-----------------------------------------+------------+------------+
|Net assets of the Group                  |       4,789|       4,281|
+-----------------------------------------+------------+------------+
|                                         |            |            |
+-----------------------------------------+------------+------------+
|Pension provision (net of deferred tax)  |         120|         138|
+-----------------------------------------+------------+------------+
|                                         |    --------|    --------|
+-----------------------------------------+------------+------------+
|                                         |       4,909|       4,419|
+-----------------------------------------+------------+------------+
|Net pension liability                    |       (739)|       (332)|
+-----------------------------------------+------------+------------+
|                                         |    --------|    --------|
+-----------------------------------------+------------+------------+
|Net assets of the Group including pension|       4,170|       4,087|
|liability                                |            |            |
+-----------------------------------------+------------+------------+
|                                         |      ======|      ======|
+-----------------------------------------+------------+------------+
|                                         |            |            |
+-----------------------------------------+------------+------------+
|Profit and loss account reserve          |       2,772|       2,281|
+-----------------------------------------+------------+------------+
|                                         |            |            |
+-----------------------------------------+------------+------------+
|Pension provision (net of deferred tax)  |         120|         138|
+-----------------------------------------+------------+------------+
|                                         |    --------|    --------|
+-----------------------------------------+------------+------------+
|                                         |       2,892|       2,419|
+-----------------------------------------+------------+------------+
|Pension reserve                          |       (739)|       (332)|
+-----------------------------------------+------------+------------+
|                                         |    --------|    --------|
+-----------------------------------------+------------+------------+
|Profit and loss account reserve including|       2,153|       2,087|
|pension reserve                          |            |            |
+-----------------------------------------+------------+------------+
|                                         |      ======|      ======|
+-----------------------------------------+------------+------------+

The following table sets out the components of the defined benefit cost.

                                               31 March     31 March
Other finance income                         2005 EUR m         2004
                                                                EURm

  Expected return on pension scheme assets          209          203
  Interest on pension scheme liabilities          (189)        (186)
Other                                                 7            -
                                             ----------   ----------
  Net return                                         27           17
                                             ----------   ----------
Included within administrative expenses
  Current service cost                            (119)        (117)
  Past service cost                                 (1)          (5)
                                             ----------   ----------
                                                  (120)        (122)
                                             ----------   ----------
  Cost of providing defined retirement             (93)        (105)
  benefits
                                                 ======       ======

Analysis of the amount recognised in     31 March 2005     31 March
Statement of Total Recognised Gains and           EURm         2004
Losses (STRGL)                                                 EURm

Gain on assets                                     115          327
Experience loss on liabilities                    (18)         (29)
(Loss)/gain on change of assumptions             (577)          170
(financial and demographic)
Currency gain/(loss)                                 3          (2)
                                          ------------ ------------
Total (loss)/gain recognised in STRGL            (477)          466
before adjustment for tax
                                               =======      =======




17 PENSION COSTS (continued)

Movement in (deficit)/surplus during      31 March     31 March
the year                                      2005         2004
                                              EURm         EURm
(Deficit) in scheme at beginning of          (391)        (799)
period
Contributions paid                              92           47
Current service cost                         (119)        (117)
Past service cost                              (1)          (5)
Other finance income                            20           17
Actuarial (loss)/gain                        (480)          468
Currency gain/(loss)                             3          (2)
Settlement gain                                  4            -
Curtailment gain                                 3            -
                                      ------------ ------------
(Deficit) in the scheme at end of            (869)        (391)
period
Related deferred tax asset                     130           59
                                      ------------ ------------
                                             (739)        (332)
                                           =======      =======



History of experience gains and         31 March    31 March    31 March
losses                                      2005        2004        2003
                                            EURm        EURm        EURm
Gain/(Loss) on scheme assets:
Amount                                       115         327       (989)
Percentage of scheme assets                 3.4%       10.6%     (37.9%)
Experience (loss) on scheme
liabilities:
Amount                                      (18)        (29)        (24)
Percentage of scheme liabilities          (0.5%)      (0.8%)      (0.7%)
Total actuarial (loss)/gain
recognised in STRGL:
Amount                                     (477)         466     (1,362)
Percentage of scheme liabilities at      (11.1%)       13.3%     (40.0%)
end of period


18 CONTINGENT LIABILITIES AND COMMITMENTS

The tables below give, for the Group, the contract amounts and risk weighted amounts of contingent liabilities and commitments. The maximum exposure to credit loss under contingent liabilities and commitments is the contract amount of the instrument in the event of non-performance by the other party where all counter claims, collateral or security proved worthless. The risk weighted amounts have been calculated in accordance with the Central Bank of Ireland's guidelines implementing the Basel agreement on capital adequacy (i).

                                          31 March 2005         31 March 2004
                                                       Risk                  Risk
                                        Contract   Weighted   Contract   Weighted
                                          Amount     Amount     Amount     Amount
The Group - Contingent Liabilities          EURm       EURm       EURm       EURm
Acceptances and endorsements                  34         17         33         18
Guarantees and assets pledged as
collateral security
- Assets pledged                               -          -          -          -
- Guarantees and irrevocable letters       1,268      1,222      1,291      1,236
of credit
Other contingent liabilities                 643        302        494        223
                                      ---------- ---------- ---------- ----------
                                           1,945      1,541      1,818      1,477
                                          ======     ======     ======     ======
The Group - Commitments

Sale and option to resell                      -          -          -          -
transactions
Other commitments
- Documentary credits and short-term          62         18         75         18
trade-related transactions
- Forward asset purchases, forward
deposits placed and forward sale and                                 -          -
repurchase agreements
- Undrawn note issuance and revolving        498          -        622         10
underwriting facilities
- Undrawn formal standby facilities,
credit lines and other commitments to
lend:
- irrevocable with original maturity       7,367      3,425      5,416      2,489
of over 1 year
- revocable or irrevocable with           21,369          -     19,122          -
original maturity of 1 year or less
(ii)
                                      ---------- ---------- ---------- ----------
                                          29,296      3,443     25,235      2,517
                                          ======     ======     ======     ======


19 GROUP FINANCIAL INFORMATION FOR US INVESTORS

Summary of Significant Differences between Irish and US Accounting Principles

Consolidated Net Income
                                                               2005       2004
                                                               EURm       EURm
Net income under Irish GAAP                                   1,073        935
Depreciation                                                    (2)        (1)
Software development costs                                        -          4
Goodwill                                                         13         12
Pension costs                                                  (32)       (48)
Long-term assurance policies                                  (302)       (86)
Group Transformation Programme                                    -       (11)
Strategic Transformation Programme                              117          -
Leasing                                                          10       (27)
Stock based compensation (1)                                    (6)        (3)
Derivatives                                                    (24)         97
Special purpose entity                                         (55)          -
Other                                                          (15)         12
Deferred tax effect on these adjustments                         37          8
                                                         ---------- ----------
Net income under US GAAP                                        814        892
                                                             ======     ======
Earnings per unit of EUR0.64 Ordinary Stock under US GAAP
- basic                                                       86.1c      92.8c
                                                             ======     ======
- diluted                                                     85.4c      92.2c
                                                             ======     ======

Consolidated Total Stockholders' Funds
                                                               2005       2004
                                                               EURm       EURm

Total stockholders' funds including non equity interest       4,789      4,281
under Irish GAAP
Property less related depreciation                            (383)      (382)
Goodwill                                                        448        445
Debt securities - available for sale                             85        104
Pension costs                                                  (88)       (20)
Long-term assurance policies                                  (716)      (415)
Dividends                                                       282        257
Leasing                                                        (62)       (72)
Strategic Transformation Programme                              117          -
Derivatives                                                      75         99
Special purpose entity                                         (55)          -
Other                                                          (28)        (7)
Deferred taxation on these adjustments                           67         28
                                                         ---------- ----------
Consolidated stockholders' funds including non equity         4,531      4,318
interests under US GAAP
                                                             ======     ======


19 GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)

Summary of Significant Differences between Irish and US Accounting Principles

Consolidated Total Assets
                                                              2005       2004
                                                              EURm       EURm
Total assets under Irish GAAP                              126,464    106,431
Property less related depreciation                           (383)      (382)
Goodwill                                                       467        473
Debt securities - available for sale                            85        104
Pension costs                                                 (83)       (15)
Acceptances                                                     34         33
Long-term assurance policies                                 (716)      (415)
Special purpose entities                                     1,129      1,389
Leasing                                                       (62)       (72)
Derivatives                                                    680        883
Other                                                         (68)       (80)
                                                        ---------- ----------
Total assets under US GAAP                                 127,547    108,349
                                                            ======     ======

Consolidated Total Liabilities and Stockholders' Funds
                                                              2005       2004
                                                              EURm       EURm

Total liabilities and stockholders' funds including non    126,464    106,431
equity interests under Irish GAAP
Stockholders' funds (US GAAP adjustment)                     (258)         37
Dividends                                                    (282)      (257)
Special purpose entities                                     1,184      1,389
Acceptances                                                     34         33
Strategic Transformation Programme                           (117)          -
Derivatives                                                    605        784
Other                                                            5       (19)
Deferred taxation on these adjustments                        (88)       (49)
                                                        ---------- ----------
Total liabilities and stockholders' funds including non    127,547    108,349
equity interests under US GAAP
                                                            ======     ======

(1) The Group accounts for stock based compensation in accordance with APB25 "Accounting for stock issued to Employees" and the charge as noted above is EUR6m. The Group, in its 20-F filing, adopts the disclosure provisions of SFAS123 "Accounting for Stock Based Compensation" and on this basis had a fair value basis of accounting for these schemes been applied based on the fair values at the grant date the additional expense in the period to 31 March 2005 would have been EUR12m and the pro forma net income under US GAAP would have been EUR802m. The total cost of these schemes therefore for the twelve months to 31 March 2005, not included in the Irish GAAP Profit and Loss Account, amounted to EUR18m of which EUR9m approximately relates to the Group Employee Sharesave Scheme.

20 CAPITAL ADEQUACY DATA
                                       31 March 2005 31 March 2004

                                                EURm          EURm
Adjusted capital base
Tier 1                                         5,740         4,569
Tier 2                                         3,313         3,552
                                            --------      --------
                                               9,053         8,121

Supervisory deductions                           994           934
                                            --------      --------
                                               8,059         7,187
                                               =====         =====
Risk weighted assets
Banking Book                                  73,257        60,634
Trading Book                                   2,635         2,727
                                            --------      --------
                                              75,892        63,361
                                               =====         =====
Capital Ratios
Tier 1 Capital                                  7.6%          7.2%
Total Capital                                  10.6%         11.3%

BANK OF IRELAND
AVERAGE BALANCE SHEET AND INTEREST RATES

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for each of the years ended 31 March, 2005 and 2004. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group.

                               Year Ended                       Year Ended
                               31-3-2005                        31-3-2004

                       Average                          Average
                       Balance   Interest       Rate    Balance   Interest       Rate
                          EURm       EURm          %       EURm       EURm          %

ASSETS
Loans to banks
Domestic offices         6,834        168        2.5      7,385        171        2.3
Foreign offices            987         36        3.6        755         26        3.4
Loans to customers
(1)
Domestic offices        35,812      1,629        4.5     28,987      1,394        4.8
Foreign offices         34,336      1,676        4.9     29,533      1,494        5.0
Central government
and other eligible
bills
Domestic offices             7          -          -          9          -          -
Foreign offices              -          -          -          -          -          -
Debt Securities
Domestic offices        11,968        361        3.0      8,942        268        3.0
Foreign offices          1,125         57        5.1      1,453         63        4.3
Instalment credit
Domestic offices           570         36        6.3        502         35        7.0
Foreign offices          1,131         87        7.7        869         61        7.0
Finance lease
receivables
Domestic offices         2,289        124        5.4      2,043        114        5.6
Foreign offices            167          5        3.0        194          5        2.4
Total
interest-earning
assets
Domestic offices        57,480      2,318        4.0     47,868      1,982        4.1
Foreign offices         37,746      1,861        4.9     32,804      1,649        5.0
                    ---------- ---------- ---------- ---------- ---------- ----------
                        95,226      4,179        4.4     80,672      3,631        4.5
Allowance for loan       (443)                            (496)
losses
Non interest            21,181                           17,447
earning assets (2)
                    ---------- ---------- ---------- ---------- ---------- ----------
Total Assets           115,964      4,179        3.6     97,623      3,631        3.7
                        ======     ======     ======     ======     ======     ======

Percentage of
assets applicable        34.2%                            35.4%
to foreign
activities

AVERAGE BALANCE SHEET AND INTEREST RATES (continued)

                                   Year Ended                       Year Ended
                                   31-3-2005                        31-3-2004

                           Average                          Average
                           Balance   Interest       Rate    Balance   Interest       Rate
                              EURm       EURm          %       EURm       EURm          %

LIABILITIES AND
STOCKHOLDERS' EQUITY

Deposits by banks
Domestic offices            18,271        386        2.1     13,946        388        2.8
Foreign offices              1,245         38        3.1      1,028         34        3.3

Customer accounts
Demand deposits
Domestic offices            11,488         79        0.7     10,936        124        1.1
Foreign offices              7,975        316        4.0      8,449        240        2.8

Term deposits
Domestic offices            11,035         85        0.8      9,640         73        0.8
Foreign offices             11,397        512        4.5      9,893        504        5.1

Other deposits
Domestic offices               642         44        6.8        550         39        7.1
Foreign offices                  4          -          -         14          1        5.0

Interest bearing
current accounts
Domestic offices               971         11        1.1        850          8        1.0
Foreign offices              2,553         90        3.5      2,312         61        2.6

Debt securities in
issue
Domestic offices            13,249        327        2.5      8,049        131        1.6
Foreign offices              3,769        168        4.5      3,037        107        3.5

Subordinated
liabilities
Domestic offices             2,248        119        5.3      1,566         75        4.8
Foreign offices              1,442        106        7.3      1,382        102        7.4

Total interest bearing
liabilities
Domestic offices            57,904      1,051        1.8     45,537        838        1.8
Foreign offices             28,385      1,230        4.3     26,115      1,049        4.0
                        ---------- ---------- ---------- ---------- ---------- ----------
                            86,289      2,281        2.6     71,652      1,887        2.6

Non interest bearing
liabilities
Current accounts             8,886                            7,426

Other non interest          15,951                           14,153
bearing liabilities (2)

Stockholders equity
including non equity         4,838                            4,392
interests
                        ---------- ---------- ---------- ---------- ---------- ----------
Total liabilities and      115,964      2,281        2.0     97,623      1,887        1.9
stockholders' equity
                            ======     ======     ======     ======     ======     ======
Percentage of
liabilities applicable       34.2%                            35.4%
to foreign activities

(1) Loans to customers include non-accrual loans and loans classified as problem loans.

(2) In accordance with Financial Reporting Standard 2, the balance sheets of the life assurance companies have been consolidated and are reflected under "Non interest earning assets" and "Other non interest bearing liabilities".

BANK OF IRELAND
GROUP PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2005

(Euro, US$ & STGGBP)
                                                            EURm    US$m(1) StgGBPm(1)
INTEREST RECEIVABLE

Interest receivable and similar income                       418        542        288
arising from debt securities
Other interest receivable and similar                      3,761      4,876      2,589
income

INTEREST PAYABLE                                           2,281      2,957      1,570
                                                       --------- ---------- ----------
NET INTEREST INCOME                                        1,898      2,461      1,307

Fees and commissions receivable                            1,200      1,555        826
Fees and commissions payable                               (199)      (258)      (137)
Dealing profits                                               66         85         46
Contribution from life assurance companies                   161        209        111
Other operating income                                        47         61         32
                                                        -------- ---------- ----------
TOTAL OPERATING INCOME                                     3,173      4,113      2,185

Administrative expenses                                    1,738      2,253      1,197
Depreciation and amortisation                                186        241        128
                                                        -------- ---------- ----------
Operating profit before PRovisions                         1,249      1,619        860

Provision for bad and doubtful debts                        (21)       (27)       (14)
                                                       --------- ---------- ----------
OPERATING PROFIT                                           1,270      1,646        874

Income from associated undertakings and                       46         60         32
joint ventures
                                                       --------- ---------- ----------
Profit on ordinary activities before
exceptional itemS                                          1,316      1,706        906

Exceptional Items                                              5          6          4
                                                       --------- ---------- ----------

Profit before taxation                                     1,321      1,712        910

Taxation                                                   (241)      (312)      (166)
                                                        -------- ---------- ----------
Profit AFTER TAXATION                                      1,080      1,400        744

Minority interests : equity                                  (7)        (9)        (5)
: non equity                                                   6          8          4
Non-cumulative preference stock dividends                      8         10          6
                                                        -------- ---------- ----------
PROFIT ATTRIBUTABLE TO THE                                 1,073      1,391        739

ORDINARY STOCKHOLDERS

Transfer to capital reserve                                   48         62         33
Ordinary dividends                                           442        573        304
                                                       --------- ---------- ----------
PROFIT RETAINED FOR THE YEAR                                 583        756        402
                                                           =====     ======     ======
Earnings per unit of EUR0.64 Ordinary Stock                113.9      147.6       78.4
                                                           =====     ======     ======
Alternative earnings per unit of EUR0.64                   114.2      148.0       78.6
Ordinary Stock
                                                           =====     ======     ======
(1)     Converted at closing exchange rates.

BANK OF IRELAND
GROUP BALANCE SHEET AT 31 MARCH 2005


(Euro, US$ & STGGBP)
                                                           EURm    US$m(1) StgGBPm(1)
ASSETS

Cash and balances at central banks                        1,600      2,074      1,102
Items in the course of collection                           560        726        385
from other banks
Central government and other                                 92        119         63
eligible bills
Loans and advances to banks                               7,783     10,090      5,358
Loans and advances to customers                          79,933    103,625     55,034
Debt securities                                          21,340     27,665     14,692
Equity shares                                                52         67         36
Interests in associated undertakings                         17         22         12
Interests in joint ventures                                  61         79         42
Intangible fixed assets                                     316        410        218
Tangible fixed assets                                     1,236      1,602        851
Other assets                                              4,075      5,284      2,806
Prepayments and accrued income                              870      1,128        599
                                                     ---------- ---------- ----------
                                                        117,935    152,891     81,198
Life assurance assets attributable                        8,529     11,057      5,872
to policyholders
                                                     ---------- ---------- ----------
                                                        126,464    163,948     87,070
                                                         ======     ======     ======
LIABILITIES

Deposits by banks                                        20,254     26,257     13,946
Customer accounts                                        60,265     78,128     41,492
Debt securities in issue                                 20,539     26,627     14,142
Items in the course of transmission                         230        298        158
to other banks
Other liabilities                                         6,269      8,127      4,316
Accruals and deferred income                                770        998        530
Provisions for liabilities and
charges
- deferred taxation                                          72         93         50
- other                                                     321        416        221
Subordinated liabilities                                  4,086      5,297      2,813
Minority interests
- equity                                                     62         80         43
- non equity                                                 73         95         50
Called up capital stock                                     663        860        456
Stock premium account                                       765        992        527
Capital reserve                                             561        727        386
Profit and loss account                                   2,772      3,594      1,908
Revaluation reserve                                         234        303        161
                                                     ---------- ---------- ----------
                                                          4,995      6,476      3,438
Own shares held for the benefit of                        (206)      (267)      (142)
life assurance policyholder
                                                     ---------- ---------- ----------
Stockholders' funds including non                         4,789      6,209      3,296
equity interests
                                                     ---------- ---------- ----------
Life assurance liabilities                                8,734     11,323      6,013
attributable to policyholders
                                                     ---------- ---------- ----------
                                                        126,464    163,948     87,070
                                                         ======     ======     ======

Converted at closing exchange rates.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 12 May 2005